SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*


                              Nextel Partners, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Class A Common Stock ($0.001 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    65333F107
                                 (CUSIP Number)



                                 August 18, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                     |_| Rule 13d-1(b)

                     |_| Rule 13d-1(c)

                     |X| Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and or any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 6 Pages

CUSIP No. 65333F107

------------------------------------------------------------------------------------------------------------------------
       1         NAME OF REPORTING PERSON                  Credit Suisse First Boston, on behalf of the
                                                           Credit Suisse First Boston business unit

                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

---------------- -------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                          (a) [ ]
                                                                                                           (b) [X]
---------------- -------------------------------------------------------------------------------------------------------
       3         SEC USE ONLY
---------------- -------------------------------------------------------------------------------------------------------
       4         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Switzerland
---------------- -------------------------------------------------------------------------------------------------------
                                      5        SOLE VOTING POWER

                                                   None
           NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
                                 ------------- -------------------------------------------------------------------------
                                      6        SHARED VOTING POWER

                                                   24,526,187
                                 ------------- -------------------------------------------------------------------------
                                      7        SOLE DISPOSITIVE POWER

                                                   None
                                 ------------- -------------------------------------------------------------------------
                                      8        SHARED DISPOSITIVE POWER

                                                   24,526,187
---------------- -------------------------------------------------------------------------------------------------------
       9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     24,526,187
---------------- -------------------------------------------------------------------------------------------------------
      10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                                                             [ ]
---------------- -------------------------------------------------------------------------------------------------------
      11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     14%
---------------- -------------------------------------------------------------------------------------------------------
      12         TYPE OF REPORTING PERSON

                     BK, HC, OO
---------------- -------------------------------------------------------------------------------------------------------


*SEE INSTRUCTION BEFORE FILLING OUT!




                               Page 2 of 6 Pages

ITEM 1.  NAME OF ISSUER AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           (a) Name of Issuer: Nextel Partners, Inc.

           (b) Address of Issuer's Principal Executive Offices:

                     4500 Carillon Point
                     Kirkland, WA 98033


ITEM 2.  PERSON FILING:

(a) Name of Person Filing:

           See Item 1 on the cover page. See also, Schedule I.

(b) Address of Principal Business Office or, if none, Residence:

           Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland

(c) Citizenship:

           Switzerland

(d) Title of Class of Securities:

           Class A Common Stock, $0.001 par value

(e) CUSIP Number:

           65333F107

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR
         (C), CHECK WHETHER THE PERSON FILING IS A:

           (a)  [ ]   Broker or dealer registered under Section 15 of the
                      Exchange Act.

           (b)  [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.

           (c)  [ ]   Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act.

           (d)  [ ]   Investment company registered under Section 8 of the
                      Investment Company Act.

           (e)  [ ]   An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E);

           (f)  [ ]   An employee benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(1)(ii)(F);

           (g)  [ ]   A parent holding company or control person in accordance
                      with Rule 13d-1(b)(1)(ii)(G);

           (h)  [ ]   A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

           (i)  [ ]   A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act;

           (j)  [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


                               Page 3 of 6 Pages

ITEM 4.  OWNERSHIP.

ITEM 4(A):  AMOUNT BENEFICIALLY OWNED:

           See response to Item 9 on page 2.

ITEM 4(B):  PERCENT OF CLASS:

            See response to Item 11 on page 2 and see Schedule I.

ITEM 4(C):  Number of shares as to which the Reporting Person has:

           (i)        sole power to vote or direct the vote:

                      See response to Item 5 page 2.

           (ii)       shared power to vote or to direct the vote:

                      See response to Item 6 on page 2.

           (iii)      sole power to dispose of or to direct the disposition of:

                      See response to Item 7 on page 2.

           (iv) shared power to dispose of or to direct the disposition of:

                      See response to Item 8 on page 2.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           N/A

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           See Schedule I.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           N/A

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

           N/A

ITEM 10.  CERTIFICATION.

           (a) N/A

           (b) N/A


                               Page 4 of 6 Pages

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  CREDIT SUISSE FIRST BOSTON, on behalf of the Credit Suisse First Boston business unit

                                  By: /s/ Ivy B. Dodes
                                      --------------------------------------
                                  Name: Ivy B. Dodes
                                  Title: Managing Director




















                               Page 5 of 6 Pages

                                   SCHEDULE I
                                   ----------


In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13G is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the "CSFB business unit") excluding Asset Management (as defined below) (the "Reporting Person"). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit (the "Credit Suisse Financial Services business unit"). CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of the securities of the issuer to which this schedule relates (the "Shares") and such Shares are not reported in this statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

The Reporting Person, along with certain individuals and corporations, may be deemed to be a group with respect to the securities of Nextel Partners, Inc. as a result of being parties to the Amended and Restated Shareholders' Agreement, dated February 18, 2000, as amended on February 22, 2000 (the "Shareholders Agreement"). The Reporting Person disclaims beneficial ownership of any Nextel Partners, Inc. securities held by any other party to the Shareholders Agreement.






                               Page 6 of 6 Pages